UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40649

REE Automotive Ltd.
(Translation of registrant's name into English)

18 Shenkar Street
Herzliya, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On May 17, 2022, REE Automotive Ltd. (“REE”or the “Company”) issued a press release entitled “REE Automotive Announces First Quarter 2022 Financial Results,” in which REE reported its financial results for the first quarter of 2022. A copy of that press release is furnished as Exhibit 99.1 hereto.

The Interim Consolidated Financial Statements (unaudited) as of and for the three months ended March 31, 2022 are furnished as Exhibit 99.2 hereto.

This information contained in Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-261130) and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of REE Automotive Ltd., dated May 17, 2022.
99.2	Unaudited Interim Consolidated Financial Statements as of and for the three months ended March 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE Automotive Ltd.
(Registrant)

Date: May 17, 2022	/s/ David Goldberg
David Goldberg
Chief Financial Officer